Exhibit 11

Statement of Computation of Per Share Earnings

We compute earnings per share using the two-class method in accordance with ASC 260, Earnings Per Share. The two-class method is an allocation of earnings between the holders of common stock and a company’s participating security holders. Our outstanding nonvested shares of restricted stock contain non-forfeitable rights to dividends and, therefore, are considered participating securities for purposes of computing earnings per share pursuant to the two-class method. We had no other participating securities at September 30, 2014 or 2013.

Contingently issuable shares associated with outstanding service-based restricted stock units were not included in the earnings per share calculations for the three-month and nine-month periods ended September 30, 2014 as the vesting conditions had not been satisfied. No such restricted stock units existed in 2013.

	For the three months ended September 30,		For the nine months ended September 30,
Numerator:	2014	2013	2014	2013
Net income	$11,451	$15,297	$23,072	$47,503
Less: distributed earnings allocated to nonvested restricted stock	(42)	-	(72)	-
Less: undistributed earnings allocated to nonvested restricted stock	(50)	-	(60)	-
Numerator for basic earnings per share	$11,359	$15,297	$22,940	$47,503
Effect of dilutive securities:
Add: undistributed earnings allocated to nonvested restricted stock	50	-	60	-
Less: undistributed earnings reallocated to nonvested restricted stock	(50)	-	(60)	-
Numerator for diluted earnings per share	$11,359	$15,297	$22,940	$47,503
Denominator:
Weighted average shares outstanding - basic	43,361,123	43,339,000	43,352,552	43,202,022
Effect of dilutive securities: Stock options and other awards	26,115	55,369	43,014	34,743
Weighted average shares outstanding – diluted	43,387,238	43,394,369	43,395,566	43,236,765

Basic earnings per share	$0.26	$0.35	$0.53	$1.10
Diluted earnings per share	$0.26	$0.35	$0.53	$1.10